As filed with the Securities and Exchange Commission on July 18, 2016

File No. 812-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER OF EXEMPTION
UNDER SECTION 17(b) OF THE
INVESTMENT COMPANY ACT OF 1940, AS AMENDED,
GRANTING AN EXEMPTION FROM SECTION 17(a) OF THE 1940 ACT,
TO PERMIT AN IN-KIND REPURCHASE OFFER

THE NEW IRELAND FUND, INC.

c/o BNY Mellon Center

One Boston Place

201 Washington Street, 34th Floor

Boston, MA 02108

Communications, Notice and Order to:

Lelia Long

The New Ireland Fund, Inc.

c/o Kleinwort Benson

Investors International Ltd.

One Boston Place

201 Washington Street

Boston, MA 02108

copies to:

Rose F. DiMartino, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue
New York, New York 10019

1 of 31

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of: THE NEW IRELAND FUND, INC.

APPLICATION FOR AN ORDER OF EXEMPTION UNDER SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, GRANTING AN EXEMPTION FROM SECTION 17(a) OF THE 1940 ACT, TO PERMIT AN IN-KIND REPURCHASE OFFER

File No. 812-

2 of 31

3 of 31

I.	RELIEF REQUESTED

The New Ireland Fund, Inc. (the “Fund” or the “Applicant”), a closed-end management investment company organized as a Maryland corporation, hereby submits this Application for an order of the U.S. Securities and Exchange Commission (the “Commission,” and such order, the “Order”) pursuant to Section 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting an In-Kind Repurchase Offer (as defined in Section II.B below) for the Fund’s shares, in accordance with the conditions described below, from the provisions of Section 17(a) of the 1940 Act.

Applicant requests this Order to the extent necessary to permit any common stockholders of the Fund who are “affiliated persons” of the Fund within the meaning of Section 2(a)(3) of the 1940 Act solely as a consequence of such stockholders owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of the Fund (each, an “Affiliated Stockholder”), to participate in the proposed In-Kind Repurchase Offer.

II.	THE PROPOSED IN-KIND REPURCHASE OFFER

A.	BACKGROUND

Applicant is a closed-end, non-diversified management investment company registered under the 1940 Act and is organized as a Maryland corporation.

Applicant first issued shares to the public on April 6, 1990. Its shares trade on the New York Stock Exchange under the symbol “IRL”. As a closed-end investment company, Applicant differs from an open-end investment company (i.e., a mutual fund) in that it does not redeem its shares at the election of a stockholder and does not continuously offer its shares for sale to the public.

Applicant’s Board of Directors (the “Board”) has long been composed of a majority of directors who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act (“Independent Directors”). Currently, four out of the Fund’s five directors are Independent Directors. These Independent Directors are responsible for the nomination of their successors, are represented by independent legal counsel, and meet in executive session at meetings of the Fund’s Board frequently.

4 of 31

Kleinwort Benson Investors International Ltd. (“KBI” or the “Adviser”), an investment adviser registered under the Investment Advisers Act of 1940, serves as the investment adviser to the Fund. The Fund has entered into an investment advisory agreement with KBI pursuant to which KBI provides investment advisory services to the Fund and is responsible for its overall management.

1.	Investment Objective and Policies

The Fund’s investment objective is long-term capital appreciation through investment primarily in equity securities of Irish companies. Under normal circumstances, the Fund invests at least 80% of its total assets in Irish equity and fixed income securities. For purposes of this 80% investment policy, a security is generally considered to be an Irish security if: (i) it is issued by an issuer that is organized under the laws of, or has its principal office in, Ireland; (ii) its principal securities trading market is in Ireland; (iii) it is issued by an issuer that alone or on a consolidated basis derives the highest concentration of its annual revenue or earnings or assets from goods produced, sales made or services performed in Ireland; and/or (iv) is denominated in the currency of Ireland.

As a matter of fundamental policy, the Fund will, under normal circumstances, invest at least 65% of its total assets will be invested in equity securities of issuers organized under the laws of Ireland (“Irish Companies”), including companies listed on the Irish Stock Exchange and companies not listed on any securities exchange, subject to the limitation described below. The portion of the Fund’s assets not invested in Irish equity and fixed income securities may be invested in other types of securities, including equity and debt securities of issuers from throughout the world regardless of whether such issuers are or may be affected by developments in the Irish economy or Ireland’s international economic relations. The Fund may invest up to 25% of its total assets in equity securities that are not listed on any securities exchange.

5 of 31

The Fund may invest in companies of any market capitalization. Unless otherwise indicated, the fixed income securities in which the Fund will invest will be rated A or better by Standard & Poor’s Corporation or A or better by Moody’s Investors Services, Inc., or, if not so rated, of equivalent investment quality as determined by KBI. The Fund may invest in fixed income securities of any maturity or duration.

As of June 30, 2016, approximately 98.57% of the Fund’s assets were invested in equity securities of Irish Companies, of which approximately 85.86% were listed on the Irish Stock Exchange, 6.05% were listed on the London Stock Exchange and approximately 3.16% were American Depositary Receipts of Irish Companies listed on the NASDAQ. The balance of the Fund’s assets were invested in unlisted stocks and cash and cash equivalents.

2.	Measures to Address the Discount from Net Asset Value

Over the years, Applicant has taken different measures in an effort to address the discount to net asset value at which its shares trade.

Applicant’s dividend reinvestment plan allows stockholders automatically to reinvest dividend and capital gains distributions in shares of the Fund. Since Fund shares have historically traded at a discount from net asset value, the Fund’s plan agent has used dividends paid to plan participants to buy shares in the market. In 2015, a total of $158,102.34 in dividends was used for this purpose. Applicant believes that these purchases of outstanding shares tend to support the market for Applicant’s shares.

6 of 31

In order to address the discount to net asset value, Applicant’s Board announced on May 14, 2012, that it had approved a tender offer for up to 15% of the Fund’s outstanding shares at a price equal to 98% of the Fund’s net asset value. In addition, Applicant’s Board announced on June 15, 2014, that it had approved a managed distribution policy pursuant to which the Fund would pay quarterly distributions at an annual rate, set once a year, that is percentage of the Fund’s net asset value at its most recent fiscal year end.

The Fund’s shares have traded at a discount to net asset value ranging from -0.08% on May 1, 2007 to -32.51% on December 12, 2000. The Fund’s shares also traded at a slight premium to net asset value during periods from November 10, 2006 to October 15, 2007. The authorized capital stock on the Fund is 20,000,000 shares of common stock. As of June 30, 2016, the Fund had 5,337,618 shares of common stock outstanding.

3.	The Proposed In-Kind Repurchase Offer

In response to continued concerns that stockholders expressed about the discount to net asset value at which shares of the Fund traded, the Fund desires to provide stockholders with immediate liquidity at close to net asset value for a portion of their shareholdings by conducting an In-Kind Repurchase Offer (as defined immediately below) to repurchase up to 25% of the Fund’s outstanding shares, as further described immediately below.

B.	STRUCTURE OF THE IN-KIND REPURCHASE OFFER

Applicant is applying to the Commission for the Order to permit it to conduct an In-Kind Repurchase Offer for less than all of the Applicant’s outstanding shares, and to permit Affiliated Stockholders to participate in such an offer.1

[1]	Based on the latest filings of Fund stockholders with the Commission, the Fund has two stockholders that own more than 5% of the Fund’s outstanding stock: Karpus Management, Inc. owns 17.17% and 1607 Capital Partners, LLC owns 8.86%. Aside from these stockholders, a review of stockholder filings with the Commission do not indicate any stockholder of the Fund owning more than 5% of the Fund’s outstanding shares. See Section III.A.1.

7 of 31

If the Order is granted and certain other approvals described herein are obtained, Applicant proposes to conduct a tender offer in accordance with Section 23(c)(2) of the 1940 Act and Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), for up to 25% of Applicant’s outstanding shares at a price within a range of 95% to 97% of the net asset value per share as of the business day immediately after the date such offer expires (the “In-Kind Repurchase Offer”). Payment for any shares repurchased during the In-Kind Repurchase Offer would be made in-kind through a pro rata distribution of the portfolio securities held by Applicant promptly after the termination of the In-Kind Repurchase Offer (subject to certain exclusions, as discussed in more detail below). If a greater number of shares is tendered for repurchase than the total amount offered to be repurchased in the In-Kind Repurchase Offer, each participating stockholder will receive a pro rata share of the distribution in proportion to the total shares accepted for repurchase by Applicant. Such pro rata distributions will not include:

i.	securities that, if distributed, would be required to be registered under the Securities Act of 1933, as amended (the “1933 Act”);

ii.	securities issued by entities in countries that restrict or prohibit the holdings of securities by non-residents other than through qualified investment vehicles, or whose distribution would otherwise be contrary to applicable local laws, rules or regulations; and

iii.	certain portfolio assets, such as derivative instruments or repurchase agreements, that involve the assumption of contractual obligations, require special trading facilities, or can only be traded with the counterparty to the transaction.

Portfolio securities distributed to stockholders through the In-Kind Repurchase Offer will be valued using the same process for calculating Applicant’s net asset value.

Cash will be paid for that portion of Applicant’s assets represented by cash and cash equivalents (such as certificates of deposit, commercial paper and repurchase agreements) and other assets which are not readily distributable (including receivables and prepaid expenses), net of all liabilities (including accounts payable). In addition, Applicant will distribute cash in lieu of fractional shares and accruals on such securities. To avoid the potential burden on Applicant’s stockholders resulting from receiving an amount of portfolio securities which, if sold by a stockholder, would result in the stockholder having paid brokerage commissions in connection with the sale of such portfolio securities constituting a significant percentage of the proceeds of such sale of portfolio securities, Applicant will pay cash with respect to each portfolio security as to which a stockholder would receive a distribution fewer than 10 shares (a “Small Lot”) of that portfolio security. In lieu of cash, Applicant may also distribute a higher pro rata percentage of other portfolio securities to represent such fractional shares and Small Lots.

8 of 31

Applicant believes that the amount of cash to be distributed will be a relatively small amount because, as of June 30, 2016, approximately 96.51% of Applicant’s net assets were invested in equity securities that Applicant anticipates would be eligible for distribution in-kind. In any case, each tendering stockholder will receive cash and securities equal in value to the same dollar amount per share.

In connection with the In-Kind Repurchase Offer, the Fund intends to file a tender offer statement under Rule 13e-4 of the 1934 Act and certain ancillary documents (collectively, the “Tender Offer Statement”).

1.	Irish Regulatory Requirements

Applicant understands that to be able to receive and sell any Irish equity securities listed on the Irish Stock Exchange or the London Stock Exchange (the “IES Securities”) received in connection with the In-Kind Repurchase Offer, each participating stockholder must establish an account either directly with Euroclear UK and Ireland which operates the central depository system, CREST (the Certificateless Registry for Electronic Share Transfer), or indirectly through a depository agent that itself has a direct account with Euroclear UK and Ireland.  Euroclear UK and Ireland, a subsidiary of Euroclear plc, is incorporated under the laws of the United Kingdom and operates the CREST depository and clearing system.  CREST holds listed securities for its accountholders and facilitates the clearance and settlement of listed securities transactions between accountholders through electronic book-entry changes in the securities accounts maintained by such accountholders with CREST.  The relevant securities will be registered in the name of CREST or its nominees and held by CREST for and on behalf of persons who maintain, either directly or through depository agents, securities accounts with CREST.

9 of 31

Other than as discussed above, to the best of Applicant’s knowledge, there are no Irish laws or regulations that would affect the distribution of portfolio securities to the Fund’s stockholders through the In-Kind Repurchase Offer. The Tender Offer Statement will disclose any potential burdens to tendering stockholders, including non-institutional stockholders, resulting from any Irish regulatory requirements. Applicant does not expect the measures required to be taken by stockholders participating in the In-Kind Repurchase Offer to place an undue burden on tendering stockholders, including non-institutional stockholders.

2.	Tax Treatment

In accordance with Section 852(b)(6) of the Internal Revenue Code of 1986, as amended (the “Code”), Applicant will not recognize gain for U.S. Federal income tax purposes when it distributes appreciated portfolio securities in-kind to participating stockholders, so that only participating stockholders will recognize capital gains in connection with the distribution of portfolio securities, and non-participating stockholders of Applicant will not recognize such gains as a consequence of the distribution of portfolio securities to the participating stockholders. The Tender Offer Statement will fully disclose this decision and its potential affect on the Fund’s stockholders.

To the best of Applicant’s knowledge, there are no Irish tax laws that would impact Applicant or its non-Irish resident stockholders as a result of the In-Kind Repurchase Offer.

10 of 31

3.	Proposed Timing of In-Kind Repurchase Offer

Applicant will not commence the In-Kind Repurchase Offer on the terms discussed above until it receives the Order from the Commission.

C.	ADVANTAGES OF AN IN-KIND REPURCHASE OFFER

Making payment for the In-Kind Repurchase Offer in kind will provide potential benefits to both participating and non-participating stockholders. These benefits arise from Applicant’s closed-end fund structure, its investments in relatively less liquid securities, and its maintenance of relatively small cash positions. As discussed below in more detail, potential benefits of the In-Kind Repurchase Offer include:

•	avoiding a cascade of required distributions that would be associated with a cash tender offer, and that could reduce the size of the Fund drastically;

•	preventing non-participating stockholders from having to bear any of the U.S. Federal income tax burden of capital gains in connection with the offer;

•	minimizing disruption to the investment management of Applicant and therefore minimizing the impact on the investments of stockholders who remain invested in Applicant after the In-Kind Repurchase Offer;

•	enhancing liquidity for Applicant’s stockholders; and

•	assisting Applicant to maintain its status as a closed-end fund while potentially addressing the discount to net asset value at which Applicant’s shares have traded.

1.	Avoiding a Damaging Cascade of Required Distributions

Inherent in the Fund’s present portfolio is a large amount of unrealized appreciation. As of June 30, 2016, Applicant had net assets valued at approximately $68.1 million and net unrealized appreciation on investments, excluding short-term securities, of approximately $10.2 million.

In light of this sizable appreciation, if the Fund were to pay for repurchased shares with cash rather than with portfolio securities, the result would be to trigger a cascade of distributions that would reduce the size of the Fund drastically, to a point where it could potentially be no longer viable.

11 of 31

This is because the Fund, to pay for a cash tender offer, would have to sell portfolio securities, thereby realizing capital gains. Under the Code, the Fund, if it is not to become subject to U.S. Federal income tax on its income and capital gains, and subject also to a Federal excise tax, must distribute to its stockholders each year, in qualifying distributions (essentially, ones made pro rata to all stockholders) substantially all its income and net capital gains. A cash tender offer would not count as a qualifying distribution, since it would not be made pro rata to all holders given that it is extremely likely that some stockholders would not participate in the offer. As a result, if the Fund were to make a large cash tender offer for its shares, the Fund would have to pay out, not only the cash needed for the tender offer, but the cash needed to distribute the realized capital gains on the securities sold to raise cash for the tender offer. The Fund would need to sell additional securities to raise the cash for these distributions. This would trigger realization of more capital gains. The Fund has estimated that a single cash tender offer for 25% of its shares would result in the Fund shrinking as a result of the cascade of required distributions, from approximately $68.1 million in net assets as of June 30, 2016 to approximately $48.5 million in net assets by October 31, 2017, assuming the Fund’s assets did not appreciate.

If the Fund were to shrink so drastically in size, that would substantially increase the Fund’s expense ratio and could eventually mean that the Fund would no longer be viable and the directors would need to consider liquidating the Fund.

Applicant anticipates that this cascade of distributions would not be triggered by the In-Kind Repurchase Offer because the In-Kind Repurchase Offer would cause the recognition of substantially less capital gains by the Fund for U.S. Federal income tax purposes. An in-kind tender offer, unlike a cash tender offer, helps the Fund as well as stockholders who continue to hold Applicant’s shares after the In-Kind Repurchase Offer to avoid realizing capital gains for U.S. Federal income tax purposes. Because the Fund would recognize substantially less capital gains for U.S. Federal income tax purposes, the Fund has estimated that an in-kind tender offer would only result in the Fund shrinking to approximately $62.2 million in net assets by October 31, 2017, assuming the Fund’s assets did not appreciate.

12 of 31

2.	Avoiding U.S. Federal Income Tax Burden on Stockholders Not Participating in the Offer

In a cash tender offer, unlike an in-kind offer, all stockholders - including those who do not participate in the offer - would bear their allocable share of the capital gains realized by the Fund. In an in-kind offer, only participating stockholders would realize U.S. Federal income tax in connection with the offer.

3.	Minimizing Transaction Costs

Selling portfolio securities to raise cash to finance a cash tender offer would cause the Fund to incur substantial brokerage commissions and other transaction and legal costs which would not be incurred in the case of an in-kind offer. On the other hand, legal fees and expenses incurred by the Fund to obtain regulatory approvals required for the In-Kind Repurchase Offer are expected to be greater than in the case of a cash tender offer.

Although a numerical comparison between the transaction and legal costs for a cash tender offer versus those for an in-kind tender offer cannot be made with precision, the additional transaction costs required to conduct the In-Kind Repurchase Offer, if any, are substantially outweighed by the damaging cascade effect described in Section II.C.1 above. An in-kind distribution also avoids the need for Applicant’s investment adviser to prematurely sell securities it had wished to retain as long-term investments in accordance with Applicant’s investment objective, which would benefit Applicant’s stockholders who remain invested after the completion of the tender offer.

13 of 31

Finally, the In-Kind Repurchase Offer would allow Applicant’s investment adviser to mitigate transaction costs, including currency conversion costs, that would accompany the sale of portfolio securities and that may be delayed if such securities were allowed to remain in the portfolio over a longer period of time.

4.	Enhancing Liquidity

The In-Kind Repurchase Offer will provide enhanced liquidity for Applicant’s stockholders, a goal that is in the best interests of all of Applicant’s stockholders. Applicant believes that stockholders will find it attractive to receive Applicant’s portfolio securities for their own investment management purposes: the In-Kind Repurchase Offer will allow investors to reduce their investments in a particular security or securities by selling off certain investments while retaining others. For example, in an In-Kind Repurchase Offer, when a participating stockholder receives its pro rata “slice” of the portfolio, the stockholder could sell those securities it no longer wishes to hold while keeping the remainder.

5.	Assisting the Fund To Remain a Closed-End Company

The In-Kind Repurchase Offer would allow Applicant to maintain its closed-end fund structure, which Applicant believes has served its stockholders well and has contributed to Applicant’s strong performance. Applicant has been a closed-end fund since its inception in 1989, and Applicant believes that the many advantages provided by this structure, described below, continue to serve the best interests of Applicant’s stockholders.

14 of 31

Investment companies investing primarily in single markets such as Ireland have in many cases been organized as closed-end funds. Such funds do not need to redeem shares upon stockholder request. The need to stand ready to redeem shares can hurt investment performance for the following reasons. First, keeping a substantial portion of fund assets invested in readily liquidated investments means that an investment adviser may have to invest in securities that do not have the strongest prospects for long-term growth. Second, selling portfolio securities can hurt a fund’s net asset value, particularly if the trading markets for shares of the portfolio securities may not be highly liquid. Sales of part of a fund’s holdings in less liquid portfolio companies may tend to depress the market price of shares of the portfolio companies, and therefore also depress fund net asset value. Finally, as discussed above, selling portfolio securities can also hurt stockholder investment performance by triggering realization of taxable gains on holdings of portfolio companies at a time when the adviser would not otherwise want to sell such holdings.

Nonetheless, Applicant believes that, in light of the concerns that certain stockholders have expressed about the discount to net asset value at which shares of the Fund have traded, it is appropriate to take steps in addition to those taken by Applicant in the past to address the discount. The In-Kind Repurchase Offer may raise demand for the Fund and therefore reduce the discount. In addition, the In-Kind Repurchase Offer would benefit stockholders by providing liquidity at near net asset values with the possibility of remaining invested in Irish equity securities.

III.	DISCUSSION OF APPLICABLE LAW

A.	DISTRIBUTIONS OF PORTFOLIO SECURITIES TO AFFILIATED PERSONS

Applicant requests relief under Section 17(b) from the provisions of Sections 17(a)(1) and 17(a)(2) of the 1940 Act to the extent necessary to permit Affiliated Stockholders to participate in distributions of portfolio securities pursuant to the In-Kind Repurchase Offer. The relief sought will extend only to Affiliated Stockholders who are “affiliated persons” within the meaning of Section 2(a)(3)(A) of the 1940 Act, and will not extend to persons who are “affiliated persons” within the meaning of Section 2(a)(3)(B) through (F) of the 1940 Act.

15 of 31

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the 1940 Act generally prohibits any of the persons described above, acting as principal, from knowingly purchasing any security or other property from the registered investment company.

Section 2(a)(3)(A) of the 1940 Act defines the term “affiliated person” as “any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person.” Unless the Commission, upon application, grants an exemption, the participation of an Affiliated Stockholder in the In-Kind Repurchase Offer would be prohibited by Sections 17(a)(1) and 17(a)(2) if the In-Kind Repurchase Offer were deemed to involve the “sale” by an Affiliated Stockholder of Applicant’s securities to Applicant, or the “purchase” of Applicant’s portfolio securities (of which Applicant is not the issuer) by an Affiliated Stockholder.2 Applicant therefore requests that the Commission grant an exemption from Section 17(a) to the extent necessary to permit the participation of Affiliated Stockholders in the In-Kind Repurchase Offer.

[2]	See, e.g., The Singapore Fund, Inc., Investment Company Act Release No. 29880 (Order) (Dec. 8, 2011); The Chile Fund, Inc., Investment Company Act Release No. 29194 (Order) (March 30, 2010); The Korea Fund, Inc., Investment Company Act Release No. 26911 (Order) (June 20, 2005); Mexico Fund, Inc., Investment Company Act Release No. 25593 (May 28, 2002) (Order); see also Signature Financial Group, Inc., SEC No-Action Letter (Dec. 28, 1999) (“Signature Letter”). The Staff of the Division of Investment Management of the Commission explained that it might view the distribution of a fund’s portfolio securities to an Affiliated Stockholder pursuant to a redemption in-kind by the Affiliated Stockholder as a sale of the fund’s securities by that Affiliated Stockholder to the fund under Section 17(a)(1) and the Affiliated Stockholder’s receipt of portfolio securities from the fund as a purchase of securities by the Affiliated Stockholder from the fund under Section 17(a)(2). The Staff further interpreted Section 17(a)(1)(A) to provide an exception for cash redemptions to affiliated persons, noting that it would not have been necessary for Congress to have created the exception in subsection (A) of Section 17(a)(1) if it had not considered a redemption to involve a sale of securities.

16 of 31

1.	Basis for Relief

Section 17(b) of the 1940 Act provides:

Notwithstanding subsection (a), any person may file with the Commission an application for an order exempting a proposed transaction of the applicant from one or more provisions of that subsection. The Commission shall grant such application and issue such order of exemption if evidence establishes that

(1)     the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2)     the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under this title; and

(3)     the proposed transaction is consistent with the general purposes of this title.

Applicant seeks exemptive relief pursuant to Section 17(b) of the 1940 Act because the proposed In-Kind Repurchase Offer may constitute a “proposed transaction” for purposes of Section 17(b). Applicant seeks exemptive relief pursuant to Section 17(b) with respect to Affiliated Stockholders of Applicant who would otherwise be unable to participate in the In-Kind Repurchase Offer under Section 17(a) of the 1940 Act solely because they hold over 5% of the outstanding shares of Applicant and would consequently have “affiliated person” status. Applicant believes that only this type of “affiliated person” will participate in the In-Kind Repurchase Offer; and its request for exemptive relief applies only to this type of affiliated person. The table below presents stockholders who own at least 5% of the outstanding shares of Applicant as of their most recent Schedule 13D or 13G filings and may wish to participate in the In-Kind Repurchase Offer.

17 of 31

Affiliated Stockholder	Number of Shares	Percentage of Outstanding Shares Owned
1607 Capital Partners , LLC[3]	472,274	8.86%
Karpus Management, Inc.[4]	916,434	17.17%

Applicant currently is not aware of any other person who may be deemed an “affiliated person” of Applicant within the meaning of Section 2(a)(3)(A) of the 1940 Act.

2.	Fairness of the Terms of the Proposed In-Kind Repurchase Offer

The Board, which is comprised of a majority of Independent Directors, has considered the proposed terms of the In-Kind Repurchase Offer and has determined that the terms are reasonable and fair to all stockholders and do not involve overreaching on the part of any person concerned. In particular, no Affiliated Stockholder has had, nor will have, any influence on the determination of the terms for the In-Kind Repurchase Offer. As described in the six paragraphs below, none of the terms of the In-Kind Repurchase Offer should be viewed as benefitting (or even providing an opportunity to benefit) any stockholder over any other stockholder (except that stockholders with relatively small holdings of the Fund’s shares may be benefitted by receiving a relatively larger portion of the proceeds of the In-Kind Repurchase Offer in cash than would stockholders with larger holdings).

First, Applicant will pay each stockholder participating in the In-Kind Repurchase Offer a pro rata portion of Applicant’s portfolio securities (except as noted above). Neither Applicant nor stockholders will have a choice of which portfolio securities will be used as consideration with respect to the In-Kind Repurchase Offer. Instead, the securities to be distributed will be chosen in accordance with the terms described above in Section II.B and participating stockholders will indiscriminately receive their pro rata portion of such securities.

[3]	Based on the most recent Schedule 13G/A filed by 1607 Capital Partners, LLC on February 16, 2016.

[4]	Based on the most recent Schedule 13D filed by Karpus Management, Inc. on June 29, 2016.

18 of 31

Second, the Fund will value portfolio securities to be distributed in connection with the In-Kind Repurchase Offer using the same method it uses to value its portfolio securities when calculating net asset value per share in accordance with Section 2(a)(41) of the 1940 Act, which would be an objective, verifiable standard that removes any discretion of an Affiliated Stockholder or KBI to conduct the In-Kind Repurchase Offer at a price that would be beneficial or detrimental to the interests of any particular stockholder. Applicant’s portfolio securities are all listed and traded on public securities markets for which quoted prices are publicly available.

Third, cash will be paid for that portion of Applicant’s assets represented by cash equivalents (such as certificates of deposit, commercial paper and repurchase agreements) and other assets which are not readily distributable (including receivables and prepaid expenses), net of all liabilities (including accounts payable). Participating stockholders will consequently receive a value fully representative of their percentage of the Fund’s holdings repurchased in the In-Kind Repurchase Offer, even when such value cannot be paid entirely in-kind.

Fourth, to protect fairly the interests of participating stockholders, when effecting the In-Kind Repurchase Offer, Applicant will pay cash with respect to each portfolio security as to which a stockholder would receive a Small Lot.

19 of 31

Fifth, as part of the In-Kind Repurchase Offer materials, Applicant would provide to each stockholder a Tender Offer Statement that would assist all stockholders in evaluating whether or not they should participate in such In-Kind Repurchase Offer. The Tender Offer Statement would inform stockholders of the potential risks (including potential diminution of value in such securities following payment of proceeds, risks of foreign investment and currency risks) of receiving portfolio securities of the Fund as repurchase offer consideration. Stockholders would further be informed of their continued ability to sell their Fund shares through the New York Stock Exchange. The Fund also will provide a toll-free telephone number that stockholders could use to obtain answers to any questions they might have.

Sixth, Applicant will take steps to ensure that tendering shares and receiving portfolio securities as consideration will be efficient and practical for stockholders who desire to participate in the In-Kind Repurchase Offer. Applicant will provide clear information as to the procedures stockholders should follow to participate in the In-Kind Repurchase Offer and the role that broker-dealers can play in facilitating the receipt of proceeds. For example, the Tender Offer Statement will state that stockholders must provide information for the transfer of proceeds to a securities account with CREST or with a depository agent that has a direct account with CREST, and that there may be additional costs to stockholders in arranging for the receipt of proceeds from the In-Kind Repurchase Offer. As of June 24, 2016, approximately 99% of Applicant’s outstanding shares were held in “street name.” Applicant believes that the broker-dealers used by most stockholders will facilitate stockholders’ participation in the In-Kind Repurchase Offer by making it easier for such stockholders to receive portfolio securities and, if necessary, establish offshore bank or brokerage accounts for participation in the In-Kind Repurchase Offer.

20 of 31

3.	Consistency with General Purposes of the 1940 Act

Two of the general purposes of the 1940 Act are to protect security holders of investment companies from discrimination among holders of securities issued by such companies, and to prevent self-dealing by investment company affiliates harmful to other security holders. The 1940 Act explicitly recognizes that “the national public interest and the interest of investors are adversely affected . . . when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of . .. other affiliated persons thereof .. . . rather than in the interest of all classes of such companies’ security holders.”5 By ensuring that no party with the ability and the pecuniary incentive to influence the In-Kind Repurchase Offer will be able to select, or influence the selection of, the portfolio securities to be distributed in-kind or their valuation, and that all stockholders’ interests are equally protected, the terms of Applicant’s In-Kind Repurchase Offer are consistent with the above objectives and meet the general objective of fairness intended by the provisions, policies and purposes of Section 1(b)(2) of the 1940 Act. Applicant also believes that the In-Kind Repurchase Offer is consistent with the general purposes of the 1940 Act because Affiliated Stockholders would not receive any advantage or special benefit not available to any other stockholder participating in the In-Kind Repurchase Offer.

First, the terms of the In-Kind Repurchase Offer will protect the Fund’s stockholders from discrimination and self-dealing because the In-Kind Repurchase Offer will be paid with a pro rata “slice” of the portfolio’s securities. In this regard, all Fund participating stockholders will be subject to the same calculation of the pro rata distribution of Applicant’s portfolio securities, including the exceptions to the pro rata distribution and the conditions for payment of a portion of a stockholder’s repurchase in cash (e.g., treatment of non-marketable securities, fractional shares and odd lots). As a result, no party with the ability and the pecuniary incentive to influence the In-Kind Repurchase Offer, including KBI, will be able to select, or influence the selection of, the portfolio securities to be distributed in-kind or their valuation. Any participant’s ability to influence the In-Kind Repurchase Offer will be further limited by the condition to this Application that distributed securities will be valued in the same manner as they would be valued for the purposes of computing Applicant’s net asset value. Thus, for each Applicant share repurchased, all tendering stockholders will receive the same in-kind distribution of portfolio securities and cash and the affiliated or non-affiliated status of any participating stockholder will be irrelevant.

[5]	15 U.S.C. § 80a-1(b)(2) (2010).

21 of 31

Second, the In-Kind Repurchase Offer is consistent with protecting stockholders from discrimination because they are designed to accommodate, more fully than a cash-repurchase offer, the various and divergent interests of Applicant’s stockholders, including both those who wish to liquidate their investment in-kind at 95% to 97% of net asset value and those stockholders who would prefer to remain invested in the Fund. In particular, Applicant believes that the purpose of the 1940 Act to prevent discrimination among stockholders and promote fairness is best served if long-term stockholders who do not choose to participate in the In-Kind Repurchase Offer are not burdened with the U.S. Federal income tax liability that would result from the sale of portfolio securities to pay for the repurchase offer in cash. As discussed above in Section II.C.2, the In-Kind Repurchase Offer would avoid the imposition of a significant U.S. Federal income tax liability on remaining stockholders if Applicant liquidated portions of its significantly appreciated investment portfolio to fund a cash repurchase offer.

Third, Applicant and its stockholders are protected from self-dealing due to the mechanics and characteristics of the structure of the In-Kind Repurchase Offer. To the extent that the In-Kind Repurchase Offer is over-subscribed, each participating stockholder would only receive a pro rata share of its tender in proportion to the total shares accepted for repurchase by Applicant. Purchasing the repurchased shares at 95% to 97% of Applicant’s net asset value per share as of the business day immediately after the day the In-Kind Repurchase Offer expires is designed to ensure that participation by some stockholders in the In-Kind Repurchase Offer will not adversely affect the net asset value of shares held by non-participating stockholders.

22 of 31

Finally, Applicant believes it would be extremely difficult, if not impossible, to manipulate the In-Kind Repurchase Offer as a means to gain control of the Fund. The Board has carefully considered the timing and circumstances of the In-Kind Repurchase Offer, but believes it is unlikely that the In-Kind Repurchase Offer will serve as an effective tool for achieving control of the Fund.

4.	Consistency with Investment and Other Policies

The In-Kind Repurchase Offer is consistent with Applicant’s investment policies and limitations, which do not restrict Applicant’s ability to conduct the In-Kind Repurchase Offer. In addition, the In-Kind Repurchase Offer could further Applicant’s investment objective of long-term capital appreciation through investment primarily in equity securities of Irish companies, by minimizing disruption of Applicant’s investment program and net asset value per share, and by avoiding the imposition of long-term capital gains taxes, as discussed above.

Applicant will also conduct the In-Kind Repurchase Offer in a manner consistent with its Charter, By-Laws, registration statement filed under the 1933 and 1940 Acts, and annual reports and other reports filed under the federal securities laws.

5.	Relief Benefits All Stockholders

The In-Kind Repurchase Offer is intended to benefit all of Applicant’s stockholders and should enable Applicant to ameliorate certain costs and tax liabilities associated with a cash repurchase offer. Conducting the In-Kind Repurchase Offer will allow Applicant to avoid selling substantial amounts of its portfolio securities to satisfy participating stockholders with cash, which could negatively affect the market value of the portfolio securities. The value of Applicant’s remaining holdings of securities and, correspondingly, Applicant’s net asset value thus is less likely to decline due to the In-Kind Repurchase Offer. In addition, satisfying the offer in-kind will remove the brokerage expenses Applicant would otherwise pay for selling its portfolio securities. Finally, as discussed above, by not having to sell portfolio securities, Applicant will be able to significantly limit the imposition of U.S. Federal income taxes associated with capital gains.

* * *

23 of 31

Applicant therefore believes that the exemptive relief requested satisfies the standards enumerated in Section 17(b) of the 1940 Act.

B.	PRECEDENT

The Commission has provided exemptive relief on prior occasions to closed-end investment companies to permit Affiliated Stockholders to participate in an in-kind repurchase offer pursuant to Section 17(b).6

[6]	With regard to exemptive relief granted only pursuant to Section 17(b), see, e.g., Scudder Spain and Portugal Fund, Inc., Investment Company Act Release No. 23425 (Sept. 2, 1998) (Notice), Investment Company Act Release No. 23467 (Sept. 25, 1998) (Order); Cypress Fund Inc., Investment Company Act Release No. 17900 (Dec. 5, 1990) (Notice), Investment Company Act Release No. 17931 (Jan. 2, 1991) (Order); Mexico Fund, Inc., Investment Company Act Release No. 25564 (May 1, 2002) (Notice), Investment Company Act Release No. 25593 (May 28, 2002) (Order); The Chile Fund, Inc., Investment Company Act Release No. 29194 (Order) (March 30, 2010); The Singapore Fund, Inc., Investment Company Act Release No. 29880 (Order) (Dec. 8, 2011). With regard to exemptive relief granted pursuant to Sections 6(c) and 17(b), see, e.g., The Korea Fund, Inc., Investment Company Act Release No, 26911 (Order) (June 20, 2005); Kemper Global International Series, et al., Investment Company Act Release No. 23537 (Nov. 17, 1998) (Notice), Investment Company Act Release No. 23597 (Dec. 11, 1998) (Order); Scudder New Europe Fund, Inc., Investment Company Act Release No. 23921 (July 27, 1999) (Notice), Investment Company Act Release No. 23964 (Aug. 24, 1999) (Order); The Korea Fund, Inc., Investment Company Act Release No. 26875 (Notice) (May 23, 2005), Investment Company Release No. 26911 (Order) (June 20, 2005); The Mexico Equity and Income Fund, Inc., Investment Company Release No. 27592 (Notice) (Dec. 7, 2006); Investment Company Release No. 27592 (Jan. 3, 2007) (Order).

24 of 31

IV.	APPLICANT’S CONDITIONS

Applicant agrees that any Order granting the requested relief will be subject to the following conditions:

1.            Applicant will distribute to stockholders participating in the In-Kind Repurchase Offer an in-kind pro rata distribution of portfolio securities of Applicant. The pro rata distribution will not include: (a) securities that, if distributed, would be required to be registered under the 1933 Act; (b) securities issued by entities in countries that restrict or prohibit the holdings of securities by non-residents other than through qualified investment vehicles, or whose distribution would otherwise be contrary to applicable local laws, rules or regulations; and (c) certain portfolio assets, such as derivative instruments or repurchase agreements, that involve the assumption of contractual obligations, require special trading facilities, or can only be traded with the counterparty to the transaction. Cash will be paid for that portion of Applicant’s assets represented by cash and cash equivalents (such as certificates of deposit, commercial paper and repurchase agreements) and other assets which are not readily distributable (including receivables and prepaid expenses), net of all liabilities (including accounts payable). In addition, Applicant will distribute cash in lieu of fractional shares and accruals on such securities. To avoid the potential burden on Applicant’s stockholders resulting from receiving an amount of portfolio securities which, if sold by a stockholder, would result in the stockholder having paid brokerage commissions in connection with the sale of such portfolio securities constituting a significant percentage of the proceeds of such sale of portfolio securities, Applicant will pay cash with respect to Small Lots of a portfolio security. In lieu of cash, Applicant may also distribute a higher pro rata percentage of other portfolio securities to represent such fractional shares and Small Lots.

25 of 31

2.           The securities distributed to stockholders pursuant to the In-Kind Repurchase Offer will be limited to securities that are traded on a public securities market or for which quoted bid and asked prices are available.

3.           The securities distributed to stockholders pursuant to the In-Kind Repurchase Offer will be valued in the same manner as they would be valued for purposes of computing Applicant’s net asset value, consistent with the requirements of Section2(a)(41) of the 1940 Act.

4.           Applicant will maintain and preserve for a period of not less than six years from the end of the fiscal year in which the In-Kind Repurchase Offer occurs, the first two years in an easily accessible place, a written record of the In-Kind Repurchase Offer, that includes the identity of each stockholder of record that participated in the In-Kind Repurchase Offer, whether that stockholder was an Affiliated Stockholder, a description of each security distributed, the terms of the distribution, and the information or materials upon which the valuation was made.

V.	PROCEDURAL COMPLIANCE

The Board of the Fund has adopted the following resolutions authorizing the execution and filing of this Application.

RESOLVED: that the appropriate officers of the Fund be, and each of them hereby is, authorized and directed in the name and on behalf of the Fund to prepare, execute and file with the Securities and Exchange Commission an application or applications and any exhibits and amendments thereto pursuant to Section 17(b) of the Investment Company Act of 1940 (the “Act”) for an order granting an exemption from Section 17(a) of the Act, permitting the Fund to make an in-kind repurchase of Fund shares in which certain affiliated persons of the Fund would be permitted to participate; with such modifications thereto as the officer or officers executing the same shall approve, the execution and delivery thereof by such officer or officers to the Fund to be deemed conclusive evidence of the approval by the Fund of the form, terms and conditions thereof; and be it

FURTHER RESOLVED: that the appropriate officers of the Fund be, and each of them hereby is, authorized and directed in the name and on behalf of the Fund to make, execute, file and deliver any and all consents, certificates, documents, instruments, amendments, papers or writings as may be necessary or desirable in connection with or in furtherance of the foregoing, and to do any and all other acts necessary or desirable to effectuate the foregoing resolutions, the execution and delivery thereof by such officer or officers of the Fund to be deemed conclusive evidence of the approval by the Fund of the form, terms and conditions thereof.

26 of 31

Pursuant to Rule 0-2(c) under the 1940 Act, the Applicant hereby states that the person signing and filing this Application on its behalf is fully authorized to do so, that under the provisions of the Articles of Incorporation, By-Laws or similar governing documents, as applicable, of the Applicant, responsibility for the management of the affairs of the Applicant is vested in its board of directors or its officers, as the case may be, and that the Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

This verification required by Rule 0-2(d) is attached to this Application as Exhibit A.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicant further states that:

(a)	The address of the Applicant is as follows:

The New Ireland Fund, Inc.

c/o BNY Mellon Investment Servicing (US) Inc.

One Boston Place, 34th Floor
Boston, MA 02108

(b)	Any questions regarding this Application should be directed to:

Rose F. DiMartino

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8215

27 of 31

VI.	CONCLUSION

For the reasons stated above, Applicant submits that the relief requested pursuant to Section 17(b) of the 1940 Act will be consistent with the protection of investors and will insure that Applicant does not unfairly discriminate against any of Applicant’s stockholders. Applicant desires that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

*   *   *

28 of 31

This Application has been duly executed as of the 18th day of July, 2016 by the undersigned officer of the Applicant.

THE NEW IRELAND FUND, INC.

By:	/s/ Lelia Long
Name: Lelia Long
Title: Treasurer

29 of 31

EXHIBIT INDEX

Page

A.	Verification of The New Ireland Fund, Inc.	A-2

A-1

EXHIBIT A

VERIFICATION

THE NEW IRELAND FUND, INC.

The undersigned states that she has duly executed the attached Application, dated July 18, 2016, for and on behalf of The New Ireland Fund, Inc.; that she is the Treasurer of The New Ireland Fund, Inc.; and that all action by the stockholders, directors and other bodies of such Applicant necessary to authorize the undersigned to execute and file such Application has been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Lelia Long
Lelia Long
Treasurer

A-2